UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 21, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 22, 2013, Raymond James Financial, Inc. (the "Company") issued a press release to announce that the ten nominees to the Board of Directors proposed in the Company's proxy statement, all of whom were current directors, were re-elected at the Annual Meeting of Shareholders held on February 21, 2013. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

Proxies for the Annual Meeting of Shareholders held on February 21, 2013 were solicited by the Company pursuant to Regulation 14A of the Securities Act of 1934, as amended. Shareholders representing 129,841,452 shares or 93.43% of the 138,969,393 shares of common stock outstanding on the record date of December 14, 2012 were present in person or by proxy, representing a quorum for the purposes of the annual meeting. The final voting results for each proposal voted upon at the Annual Meeting of Shareholders were as follows:

1. The election of ten directors to the Board of Directors to hold office until the Annual Meeting of Shareholders in 2014 and until their respective successors have been elected. There was no solicitation in opposition to the nominees and all such nominees were elected.

	For	Against	Abstain	Broker Non-Votes
Broader, Shelley G.	110,703,175	640,931	46,934	18,450,412
Godbold, Francis S.	88,760,991	22,599,791	30,258	18,450,412
Habermeyer, H. William, Jr.	110,664,944	677,743	48,353	18,450,412
Helck, Chet	104,560,783	6,787,323	42,934	18,450,412
James, Thomas A.	104,830,822	6,538,415	21,803	18,450,412
Johnson, Gordon L.	109,499,711	1,830,704	60,625	18,450,412
Reilly, Paul C.	105,159,406	6,206,854	24,780	18,450,412
Saltzman, Robert P.	109,510,730	1,826,260	54,050	18,450,412
Simmons, Hardwick	110,716,043	624,656	50,341	18,450,412
Story, Susan N.	109,534,234	1,805,548	51,258	18,450,412

2. To ratify the appointment by the Audit Committee of the Board of Directors of KPMG LLP as the Company's independent registered public accounting firm.

For	Against	Abstain	Broker Non-Votes
124,627,638	5,197,685	16,129	0

3. To approve an advisory (non-binding) resolution approving the Company's executive compensation.

For	Against	Abstain	Broker Non-Votes
109,608,264	1,627,488	155,288	18,450,412

Item 7.01 Regulation FD Disclosure

The press release referred to under Item 5.02 included the announcement that the Company's Board of Directors declared a quarterly dividend of $.14 per share for each outstanding share of common stock of the Company payable on April 15, 2013 to the shareholders of record on April 1, 2013.

The Company also announced in its press release the results of one advisory vote. Shareholders voted to approve the compensation of the Company's named executive officers. A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

In addition, the Company issued a press release on February 25, 2013 to announce that it will speak at the Raymond James Institutional Investors Conference on Monday, March 4, at 10:25 a.m. ET in Orlando, Florida. Links to the webcasts and presentation slides will be available the morning of the presentation on raymondjames.com under Our Company, Investor Relations, Presentations and Webcasts. A copy of this press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information furnished in this item, including Exhibits 99.1 and 99.2, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) <u>Exhibits</u>.

Exhibit No.

   99.1 Press release (Shareholders Meeting) dated February 22, 2013 issued by Raymond James Financial, Inc.

   99.2 Press release (Institutional Investors Conference) dated February 25, 2013 issued by Raymond James Financial, Inc.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	RAYMOND JAMES FINANCIAL, INC.
Date: February 25, 2013	By: /s/ Jeffrey P. Julien
	Jeffrey P. Julien
	Executive Vice President - Finance,
	Chief Financial Officer and Treasurer

EXHIBIT 99.1



February 22, 2013 FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL ANNOUNCES
DIVIDEND, RESULTS OF SHAREHOLDERS MEETING

ST. PETERSBURG, Fla. - The Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.14 per share, payable April 15, 2013, to shareholders of record on April 1, 2013. This is the 28th consecutive year in which Raymond James has paid its shareholders a dividend.

Raymond James held its annual meeting of shareholders on the afternoon of February 21, 2013. The ten nominees to the Board proposed in the company's proxy statement, all of whom are currently directors, were re-elected.

The shareholders ratified the appointment of KPMG LLP as the company's independent registered public accounting firm.

In its annual compensation advisory vote, shareholders voted to approve the Company's executive compensation.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Morgan Keegan & Co., Inc. (branded as Raymond James | Morgan Keegan) and Raymond James Ltd., have more than 6,200 financial advisors serving more than 2.4 million accounts in more than 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $403 billion.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

EXHIBIT 99.2



February 25, 2013
FOR IMMEDIATE RELEASE

RAYMOND JAMES TO PRESENT AT
RAYMOND JAMES INSTITUTIONAL INVESTORS CONFERENCE

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. announced today that CEO Paul Reilly and CFO Jeff Julien will speak at the Raymond James Institutional Investors Conference on Monday, March 4, at 10:25 a.m. ET in Orlando, Fla.

Links to the webcast and presentation slides will be available the morning of the presentation on raymondjames.com under "Our Company," "Investor Relations," "Presentations and Webcasts."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 6,200 financial advisors serving more than 2.4 million accounts in more than 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $403 billion.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824

Please visit the Raymond James Press Center at raymondjames.com/media.